RECEIVED

2009 FEB -4 A 7:45

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

[redacted]

2nd February 2009

09045266

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SUPPL

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  January 13th; 15th; 19th; 21st; 22nd; 23rd; 30th; 30th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

PROCESSED
FEB 1 0 2009
THOMSON REUTERS

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 13 January 2009 07:09
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5126L
William Hill PLC
13 January 2009

FOR IMMEDIATE RELEASE

13 January 2009

WILLIAM HILL
Notification of Trading Update

William Hill PLC (LSE: WMH) will announce a trading update for the year ended 30 December 2008, a 52-week period, on Thursday, 15 January 2009.

Enquiries

Lyndsay Wright, Head of IR, William Hill PLC	Tel: +44 (0) 20 8918 3600
Fiona Antcliffe / Deborah Spencer, Brunswick	Tel: +44 (0) 20 7404 5959

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 15 January 2009 07:06
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 6590L
William Hill PLC
15 January 2009

Trading Update

15 January 2009

William Hill PLC (LSE: WMH) (William Hill or the Group) announces an update on trading for the 11 weeks since the period reported on in the Interim Management Statement (IMS) issued on 20 October 2008 and the 52 weeks ended 30 December 2008.

The Group has continued to show resilient trading through the balance of 2008 with gross win for the 11 weeks since the IMS increasing by 8% compared with 2007. The Board currently expects total gross win to have increased by 6% on a 52-week comparison with 2007 and earnings before interest, tax and exceptional items to be around £275m(1).

During 2008, William Hill implemented several initiatives to enhance its online activities and the final quarter of 2008 saw the achievement of two important milestones. First, at the beginning of December, William Hill successfully launched its new sportsbook, www.williamhill.com, on the Orbis software platform. Second, on 30 December 2008, William Hill completed the transaction with Playtech PLC that it announced on 20 October 2008 and established William Hill Online.

As previously highlighted, William Hill is in dialogue with its banks on its borrowing facilities, the majority of which are due to mature in approximately 14 months in March 2010. The Group is preparing to undertake the refinancing of these facilities in due course.

William Hill expects to release its preliminary announcement of the 2008 full-year results on 27 February 2009.

[1] All financial results are subject to audit

Enquiries:

William Hill PLC

Ralph Topping, Chief Executive
Simon Lane, Group Finance Director
Lyndsay Wright, Head of Investor Relations
Tel: +44 (0) 20 8918 3600

Brunswick Group

Fiona Antcliffe / Deborah Spencer
Tel: 020 7404 5959

About William Hill PLC

William Hill is a leading betting and gaming company. It is one of the UK's largest bookmakers, with around 2,300 shops in the UK and Ireland that provide betting opportunities on a wide range of sporting and non-sporting events, and offer gaming machines. William Hill Online provides internet-based sports betting, casino, poker and bingo, and, based on profitability, is the leading European online betting and gaming business operated by a listed company.

END

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 19 January 2009 14:48
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 8765L
William Hill PLC
19 January 2009

The following notification was received on 16 January 2009 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
19 January 2009

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3) :
Perry Nominees Ltd
Boltro Nominees Ltd
Ward Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different):
15 January 2009

6. Date on which issuer notified:
16 January 2009

7. Threshold(s) that is/are crossed or reached:
Fallen below 4%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if	Situation previous to the triggering transaction

possible use ISIN CODE		
	Number of shares	Number of voting rights
3169889 GBP0.10	14,330,954	14,330,954

	Resulting situation after the triggering transaction				
Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
3169889 GBP0.10	12,164,454	Nil	12,164,454	Nil	3.497

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
12,164,454	3.497

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

9,655 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

14,277 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

666 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

32,025 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

12,107,831 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:
………………

11. Number of voting rights proxy holder will cease to hold:
………………

12. Date on which proxy holder will cease to hold voting rights:
………………

13. Additional information:
………………

14. Contact name:
Central Disclosure Unit

19/01/2009

15. Contact telephone number:
+44 (0) 1444 418336

16. Identity of the persons or legal entity subject to the notification obligation:
Lloyds TSB Group Plc
Henry Duncan House
120 George Street
Edinburgh EH2 4LH
+44 (0) 131 225 4555

17. Identify of the notifier
Lloyds TSB Central Disclosure Unit
2nd Floor, 31/33 Perrymount Road
Haywards Heath
West Sussex RH16 3SP

+44 (0) 1444 418603
GrpOps_CDU@LloydsTSB.co.uk

END

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 21 January 2009 10:29
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2009 FEB -4 A 7:

RNS Number : 0016M
William Hill PLC
21 January 2009

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
21 January 2009

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : **Movement in direct holdings only** (X)

3. Full name of person(s) subject to notification obligation:
Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3) :
Vidacos Nominees

5. Date of transaction (and date on which the threshold is crossed or reached if different):
19 January 2009

6. Date on which issuer notified:
20 January 2009

7. Threshold(s) that is/are crossed or reached:
3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transaction**	
	Number of shares	**Number of voting rights**
GB0031698896	Below 3%	Below 3%

	Resulting situation after the triggering transaction		

Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0031698896	10,716,146	10,716,146	Nil	3.080%	Nil

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,716,146	3.080

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Standard Life Investments Ltd

Proxy Voting:

10. Name of proxy holder:
………………

11. Number of voting rights proxy holder will cease to hold:
………………

12. Date on which proxy holder will cease to hold voting rights:
………………

13. Additional information:
………………

14. Contact name:
Investments_mo@standardlife.com
Standard Life Investments Ltd

15. Contact telephone number:
(0131) 245 6565

This information is provided by RNS
The company news service from the London Stock Exchange

END

To unsubscribe from alerts, please visit our website.

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 22 January 2009 16:19
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1160M
William Hill PLC
22 January 2009

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
22 January 2009

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
HSBC Holdings Plc

4. Full name of shareholder(s) (if different from 3) :
HSBC Bank plc
HSBC Financial Products (France)
Sinopia Asset Management (UK) Limited

5. Date of transaction (and date on which the threshold is crossed or reached if different):
20 January 2009

6. Date on which issuer notified:
21 January 2009

7. Threshold(s) that is/are crossed or reached:
7%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	**Situation previous to the triggering transaction**	
	Number of shares	**Number of voting rights**
GB0031698896	28,928,670	28,928,670

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
GB0031698896	27,652,710	27,098,849	553,861	7.79%	0.16%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
27,652,710	7.95

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

HSBC Holdings Plc

Proxy Voting:

10. Name of proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
None

14. Contact name:
Baljeet Gill

15. Contact telephone number:
+44 (0) 20 7991 6555

END

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 23 January 2009 14:37
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 1750M
William Hill PLC
23 January 2009

23 January 2009

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 21 January 2009, 19,035 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option was 176 pence.

Following the above transfer of shares out of treasury, the Company has a total of 347,892,003 ordinary shares in issue, in addition 5,826,756 ordinary shares are held in treasury.

Enquiries:

Dennis Read	Deputy Company Secretary 020 8918 3723

END

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]

Sent: 30 January 2009 15:36

To: Sue Adler

Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5668M
William Hill PLC
30 January 2009

William Hill PLC

Total Voting Rights

On 30 January 2009 William Hill
PLC had 347,892,003 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company. William Hill PLC holds 5,826,756 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Dennis Read	Deputy Company Secretary 020 8918 3723

This information is provided by RNS

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 30 January 2009 15:41
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RNS Number : 5677M
William Hill PLC
30 January 2009

The following notification was received yesterday by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
30 January 2009

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
....

3. Full name of person(s) subject to notification obligation:
Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3) :
Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of transaction (and date on which the threshold is crossed or reached if different):
28 January 2009

6. Date on which issuer notified:
29 January 2009

7. Threshold(s) that is/are crossed or reached:
From 4% - 3% (L&G)

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	

	Number of shares	Number of voting rights
ORD GBP 0.10	14,363,985	14,363,985

	Resulting situation after the triggering transaction				
Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
ORD GBP 0.10	13,836,459	13,836,459		3.97	

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
13,836,459	3.97

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

Legal & General Group Plc (Direct and Indirect (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (13,836,459 - 3.97% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (12,600,313 - 3.62% = PMC)
Legal & General Assurance (Pensions Management) Limited (PMC) (12,600,313 - 3.62% = PMC)
Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
Notification using the total voting rights figure of 347,892,003.

14. Contact name: Helen Lewis (LGIM)

15. Contact telephone number: 020 3124 3851

END

END

30/01/2009